SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              URANIUM ENERGY CORP.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                   0001334933
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2005
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

__________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


______________________                                     _____________________

CUSIP No.   0001334933                                     Page 2  of 5    Pages
______________________                                     _____________________

________________________________________________________________________________

1       NAME OF REPORTING PERSON:
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Isaiah Capital Trust
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Subscription Agreements
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Jersey, Channel Islands
________________________________________________________________________________
                            7      SOLE VOTING POWER
                                   1,823,333 Shares of Common Stock
                                   Equity Trust (Jersey) Limited as Trustee of
                                   the Isaiah Capital Trust
        NUMBER OF           ____________________________________________________
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                Not Applicable
         OWNED BY
           EACH             ____________________________________________________
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    1,823,333 Shares of Common Stock
                                   Equity Trust (Jersey) Limited as Trustee of
                                   the Isaiah Capital Trust
                            ____________________________________________________
                            10     SHARED DISPOSITIVE POWER
                                   Not Applicable
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,823,333 Shares of Common Stock
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                        [ ]
________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.02%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        TRUST
________________________________________________________________________________

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Isaiah Capital Trust, a trust organized under the laws of the Jersey, Channel Islands ("Isaiah Capital"), as the reporting persons hereunder, relative to the acquisition by Isaiah Capital Trust of certain shares of common stock issued by Uranium Energy Corp. Isaiah Capital Trust has not made any previous filings on
Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Uranium Energy Corp., a Nevada corporation ("Uranium Energy"). Uranium Energy maintains its principal executive offices at Austin Centre, 701 Brazos, Suite 500 PMB#, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Isaiah Capital Trust, a trust organized under the laws of Jersey, Channel Islands. The business address of Isaiah Capital Trust and Corin is 28-30 The Parade, St. Heller, Jersey, Channel Islands JE4 8XY.

     Pursuant to General Instruction C of Schedule 13D, Isaiah Capital Trust (the "Instruction C Persons") and the information specified in items (a) through
(f) of Item 2 with respect to such Instruction C Persons, are as follows:

________________________________________________________________________________

        Name                    Position with              Business Address
                                Uranium Energy
________________________________________________________________________________

Isaiah Capital Trust                   Shareholder         28-30 The Parade
                                                           St. Heller
                                                           Jersey, Channel
                                                           Islands
                                                           JE4 8XY
________________________________________________________________________________

     Isaiah Capital Trust, has the sole right to control the disposition of and vote the Uranium Energy securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of three subscription agreements dated February 6, 2004, July 27, 2004 and February 6, 2004, respectively, between Uranium Energy and Isaiah Capital Trust (collectively, the "Subscription Agreements"), an aggregate of 1,823,333 shares of restricted common stock of Uranium Energy were issued to Isaiah Capital Trust. The consideration for the securities of Uranium Energy was the payment of cash.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Uranium Energy.

     Uranium Energy subsequently filed a registration statement on Form SB-2, which was declared effective by the Securities and Exchange Commission on December 5, 2005.

     Pursuant to the instructions for items (a) through (j) of Item 4, Isaiah Capital Trust and Corin have plans as follows:

     (a) As set forth in Item 3 of this Schedule, Isaiah Trust has acquired an aggregate of 1,823,333 shares of restricted common stock of Uranium Energy. Isaiah Capital Trust may consider the acquisition of additional securities of Uranium Energy in the future but do not have any current plans to do so.

     (b) Isaiah Capital Trust does not have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Uranium Energy or to enter into extraordinary corporate transactions.

     (c) Isaiah Capital Trust does not have any present plans or proposals to cause a sale or transfer of a material amount of assets of Uranium Energy.

     (d) Isaiah Capital Trust does not have any present plans or proposals to cause a change in the present board of directors or in the management of Uranium Energy, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Isaiah Capital Trust does not have any present plans or proposals to cause a material change in the capitalization of Uranium Energy.

     (f) Isaiah Capital Trust does not have any present plans or proposals to make any other material change to the business or corporate structure of Uranium Energy.

     (g) Isaiah Capital Trust does not have any present plans or proposals to change Uranium Energy's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Uranium Energy by any person.

     (h) Isaiah Capital Trust does not have any present plans or proposals to cause Uranium Energy's common stock from not being quoted on the OTC Bulletin Board.

     (i) Isaiah Capital Trust does not have any present plans or proposals relating to a class of securities of Uranium Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Isaiah Capital Trust does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through
          (i) above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on December 5, 2005, Isaiah Capital Trust beneficially owned 1,823,333 shares (or approximately 15.02% of the outstanding shares) of Uranium Energy's common stock.

     (b) Isaiah Capital Trust does not own any other common or preferred shares of Uranium Energy as of the date of this Schedule, Isaiah Capital Trust, has the sole power to vote or to direct the voting of the 1,823,333 common shares of Uranium Energy.

     (c) As of December 5, 2005, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Uranium Energy equity securities had been engaged in by Isaiah Capital Trust.

     (d) To the best knowledge and belief of the undersigned, no person other than Isaiah Capital Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No contracts, arrangements, understandings or relationships between Lindsay exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      ISAIAH CAPITAL TRUST



Date: December 6, 2005                FOR AND ON BEHALF OF
                                      EQUITY TRUST (JERSEY) LIMITED
                                      AS TRUSTEE OF THE
                                      ISAIAH CAPITAL TRUST


                                      /s/ LORRAINE WHEELER
                                          ______________________________________
                                          Lorraine Wheeler
                                          Director


                                      /s/ FRANCES LEONARD
                                          ______________________________________
                                          Frances Leonard
                                          Director



The trustees of Equity Trust (Jersey Limited), a trust formed pursuant to the laws of Jersey, Channel Islands, have sole voting and dispositive power over the shares of the issuer registered in the name of Isaiah Capital Trust, and the beneficiaries of which are neither affiliates, underwriters nor associates of an affiliate or an underwriter of the issuer.